SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: December 2005	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____.

Notwithstanding any reference to BCE’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE’s site or any other site on the World Wide Web referred to in BCE’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

News Release

For immediate release

BCE ANNOUNCES DECISION TO EXIT STAKE IN CGI
CGI TO PURCHASE 100 MILLION OF ITS SHARES FROM BCE

•	Total proceeds of $859 million to BCE
•	Key commercial agreements extended to 2016
•	Transaction accretive to CGI’s shareholders

MONTRÉAL, Québec – December 16, 2006 – CGI Group Inc (TSX: GIB.SV.A; NYSE: GIB) and BCE (TSX, NYSE: BCE) today announced BCE’s decision to exit its stake in CGI and that CGI will purchase 100 million of its class A shares currently held by BCE at a price of $8.5923 per share. The purchase price is equal to the volume-weighted average price of CGI class A shares for the past 20 trading days on the TSX.

BCE will realize total proceeds of $859,230,000 which will generate an annualized return on investment of approximately 14 per cent. Following the expiration of a 120-day standstill period from the closing date, BCE intends to dispose of its remaining 28.3 million class A shares, having a current market value of approximately $242 million in an orderly fashion, with a view to maximizing value for BCE shareholders.

The disposition of BCE’s stake in CGI is one further result of the company’s continuing review of its asset base. The review determined that it was no longer strategically essential for BCE to hold an investment in CGI – given that Bell Canada’s focus is on providing network centric managed services and applications. BCE and CGI agreed that their ongoing relationship – and the significant mutual benefit it represents — could be secured through commercial agreements.

To that end, BCE and CGI have extended their outsourcing agreements, that will see CGI remain Bell Canada’s preferred IS/IT supplier until June 2016. CGI’s agreement outsourcing its Canadian communications network management requirements to

Bell will be similarly extended. As well, the commercial alliance between CGI and Bell Canada’s Enterprise Group will be extended until 2016.

“We believe that investing in CGI is the best use of our financial resources. Like any acquisition we make, it will clearly be accretive to our shareholders” said Serge Godin, Chairman and Chief Executive Officer of CGI. “Bell is one of CGI’s most valued customers and CGI is one of Bell Canada’s leading clients, together forming a key strategic partnership to deliver integrated solutions to our Canadian clients. The extension of our outsourcing agreements reinforces our relationship and provides CGI with an important source of recurring revenues as well as $1.1 billion of additional backlog.1"

“Given the decision to exit our stake in CGI, the sale of the majority of our shares directly to CGI was the most efficient and economical means of realizing value from our investment,” said Michael Sabia, President and Chief Executive Officer of BCE, referring to the fact that the transaction is at market price rather than at a discount which is typical when a large block of shares is sold. “This is the second recent move we have taken to reshape our asset base. Furthermore, with the commercial agreement, we will be able to deliver significant overall IS/IT savings to further the company’s Galileo cost reduction objectives.”

CGI will finance the acquisition price through cash on hand and debt. Following the closing of the transaction, CGI will have 296.8 million class A shares and 33.8 million class B shares outstanding.

A decision was obtained from the Autorité des marchés financiers in order to allow CGI to proceed with the transaction which is expected to close by January 12, 2006, subject to customary conditions contained in the credit facilities of CGI. An independent committee of the CGI Board of Directors established in connection with the transaction determined that the transaction is in the best interests of CGI and its shareholders (other than BCE) and is fair to the shareholders of CGI (other than BCE). Merrill, Lynch, Pierce, Fenner & Smith Incorporated provided the independent committee with a fairness opinion stating that the consideration to be paid by CGI pursuant to the transaction is fair from a financial point of view to the shareholders of CGI (other than BCE). The current shareholders’ agreement between the two companies will be terminated upon completion of the transaction.

As a result of this transaction, BCE expects to recognize an accounting gain of approximately $80 million in the first quarter of 2006. In addition, BCE will be required to account for CGI as a discontinued operation and therefore will no longer proportionately consolidate CGI’s financial results. Accordingly, BCE will reclassify $100 million from its reported Free Cash Flow2 representing the full contribution of CGI’s 2005 Free Cash Flow to BCE. Consequently, to accommodate this accounting change, BCE is adjusting its full year 2005 guidance for Free Cash Flow from the range of $700 million to $900 million to $600 million to $800 million. All other 2005 guidance as outlined in BCE’s November 2, 2005 Q3 2005 earnings press release remains unchanged.

1 Statements in this news release regarding CGI’s backlog are based solely on CGI estimates and as per CGI policy, are calculated assuming the agreements remain in place throughout their term.

2 BCE defines free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities. The term free cash flow does not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period. BCE considers free cash flow to be an important indication of the financial strength and performance of its business because it shows how much cash is available to repay debt and to reinvest in BCE. BCE believes that certain investors and analysts use free cash flow when valuing a business and its underlying assets. The most comparable Canadian GAAP financial measure is cash from operating activities. The adjusted range of expected Free Cash Flow for 2005 of $600 million to $800 million reflects expected cash from operating activities in 2005 of approximately $5.8 billion to $6.0 billion, less capital expenditures, total dividends and other investing activities, instead of expected cash from operating activities of $5.9 billion to $6.1 billion, less the same items, as previously disclosed by BCE.

About CGI

Founded in 1976, CGI is among the largest independent information technology and business process services firms in North America. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in India and Canada. CGI’s annual revenue is currently CDN$3.7 billion (US$3.0 billion) and at September 30, 2005, CGI’s order backlog was CDN$12.9 billion (US$11.1 billion). CGI’s shares are listed on the TSX (GIB.SV.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices.
Website: www.cgi.com.

About BCE

BCE is Canada’s largest communications company. Through its 28 million customer connections, BCE provides the most comprehensive and innovative suite of communication services to residential and business customers in Canada. Under the Bell brand, the company’s services include local, long distance and wireless phone services, high-speed and wireless Internet access, IP-broadband services, value-added business solutions and direct-to-home satellite and VDSL television services. Other BCE businesses include Canada’s premier media company, Bell Globemedia, and Telesat Canada, a pioneer and world leader in satellite operations and systems management. BCE shares are listed in Canada, the United States and Europe.

CGI Conference Call

CGI will hold a conference call with analysts, investors and the media to discuss the transaction this morning at 10:00 am (Eastern Time). Interested parties can dial (888) 575-8232 or go to www.cgi.com.

BCE Forward- Looking Statements

Certain statements made in this news release, including, but not limited to, the statements relating to BCE’s financial guidance for 2005, including BCE’s revised Free Cash Flow guidance for 2005, and the expected closing of the transaction referred to herein, and other statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. Factors that could cause results or events to differ materially from current expectations include, among other things, the fact that the expected closing of the transaction referred to in this news release is subject to customary closing conditions, including those contained in the credit facilities of CGI.

For a description of risks that could cause BCE’s actual 2005 results to differ materially from current expectations please refer to the sections entitled “Risks That Could Affect Our Business” contained in BCE’s Annual Information Form for the year ended December 31, 2004, as updated in BCE’s 2005 First Quarter MD&A dated May 3, 2005, BCE’s Second Quarter MD&A dated August 2, 2005 and BCE’s Third Quarter MD&A dated November 1, 2005, all filed by BCE with the Canadian securities commissions (available at www.bce.ca and on SEDAR at www.sedar.com), and with the U.S. Securities and Exchange Commission under Form 40-F and Form 6-K, respectively, (available on EDGAR at www.sec.gov).

The forward-looking statements contained in this news release represent our expectations as of December 16, 2005 and, accordingly, are subject to change after such date. However, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CGI Forward- Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s 2004 Annual Report or 2004 Form 40-F filed with the SEC, the Company’s 2004 Annual Information Form and in the Company’s MD&A for the fourth quarter of 2005 filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Contact Information:

Pierre Leclerc BCE Media Relations (514) 391-2007 1-877-391-2007 pierre.leclerc@bell.ca	Thane Fotopoulos BCE Investor Relations (514) 870-4619 thane.fotopoulos@bell.ca

Lorne Gorber Vice-President, Investor Relations CGI (514) 841-3355 lorne.gorber@cgi.com	Ronald White Director, Investor Relations CGI (514) 841-3230 ronald.white@cgi.com

Eileen Murphy Director, Media Relations CGI (514) 841-3430 eileen.murphy@cgi.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: December 16, 2005